EXHIBIT 20

							NEWS RELEASE

Release Date:  Immediate                       Modine Manufacturing Company
                                               1500 DeKoven Avenue
     Contact:  Gerald J. Sweda                 Racine, Wisconsin 53403-2552

   Telephone:  (262) 636-1361

Modine revises sales and earnings outlook, expresses future optimism

     RACINE, Wis., Nov. 30, 2000 -Modine Manufacturing Company (NASDAQ: MODI) announced today that it is revising its sales and earnings outlook for the fiscal year ending March 31, 2001, and is projecting third-quarter results. On a full-year basis, revenues are now forecast to be 7- to 10-percent less and earnings 25- to 30-percent less than the prior year. For the third quarter, revenues are expected to decrease 10 to 13 percent from the year before and earnings are expected to decline by 55 to 65 percent.

     The lower revenue and earnings estimates are due to a number of external market forces that have had a negative impact on the entire industry: (1) a sharply lower heavy-truck market; (2) slowing light-vehicle sales, including a number of customer plant shut-downs; (3) continued softness in the North American aftermarket; and (4) protracted weakness in the Euro versus the U.S. dollar, which is offsetting otherwise strong European operating results.

     Modine is responding to these difficult market conditions with an aggressive campaign to reduce working capital levels, increase emphasis on cost reduction, and curtail new capital spending commitments. In this regard, year-to-date operating cash flows have increased over the prior year by $52 million, or 108 percent, despite lower earnings. Capital expenditures, year-to-date, have also been reduced by $13 million, or 24 percent, against prior year levels. In terms of cost reduction, Modine has reduced its salaried workforce in North America by nearly six percent, year-over-year, and has shut down or consolidated eight unprofitable aftermarket branch locations. Internal studies are underway for more extensive operational improvements to reduce fixed expenses and improve capacity utilization across the company. The balance sheet has also been strengthened this year by a $90-million, or 37-percent, reduction in interest-bearing debt compared with prior year levels.

     Separately, despite the challenging earnings environment, Modine remains committed to long-term growth and will continue to redeploy freed-up cash flow to fund development of its leading-edge technologies and new products. Customer interest in Modine's thermal-management solutions for fuel cells and microturbines and in its innovative, CO2 air-conditioning technologies has been broad-based and is accelerating at a rapid pace. These new technologies and related products afford Modine an exciting opportunity to reposition itself into new, high-growth markets and drive continued optimism about the future.
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     These and other forward-looking statements about sales,
earnings, and operations involve risks and uncertainties, as detailed on page 17 of Modine's Annual Report to shareholders.

     Modine specializes in thermal management, bringing technology to diversified markets. Modine can be found on the Internet at www.modine.com.



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